MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

07025902

FILE No.
82-3874

SUPPL

July 17, 2007

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release dated July 13, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

PER: BARBARA O'NEILL

Dlw 8/13

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JULY 13, 2007

News Release: ***07-10***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce a proposed non-brokered private placement of up to 1,852,940 units ("Common Units") at a price of $0.17 per Common Unit and up to 2,900,000 flow through units ("FT Units") at a price of $0.20 per FT Unit, for combined gross proceeds of up to $895,000.

Each Common Unit will consist of one common share, one half of one Series A common share purchase warrant and one half of one Series B common share purchase warrant. Each whole Series A common share purchase warrant (a "Series A Warrant") will entitle the holder to purchase an additional common share at a price of $0.23 for one year following closing. Each whole Series B common share purchase warrant (a "Series B Warrant") will entitle the holder to purchase an additional common share at a price of $0.40 for two years following closing. Each FT Unit will consist of one common share of Manson Creek to be issued on a flow through basis and one common share purchase warrant. Each whole common share purchase warrant (a "Series C Warrant") will entitle the holder to purchase an additional common share at a price of $0.35 if purchased in the first year following closing or at a price of $0.50 if purchased in the second year following closing.

MineralFields Group (a division of Pathway Asset Management) has agreed to purchase up to 2,500,000 FT Units for gross proceeds up to $500,000.

The Common Units and FT Units are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Manson Creek is pleased to be entering into this relationship with MineralFields Group. This is a significant milestone in the continuing growth of Manson Creek and the Company looks forward to working with MineralFields Group in developing key projects located in British Columbia and Saskatchewan.

Manson Creek's key projects for 2007 include exploration on the Black Lake uranium property, proposed diamond drilling on the Meridian gold-silver property, and sampling on the Stem uranium property.

A cash commission of up to 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing will fund a portion of the 2007 exploration program of Manson Creek and for general working capital purposes.

About MineralFields, Pathway and First Canadian Securities®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar)on competitive, effective and service-friendly terms, with investors both within, and outside of, MineralFields Group.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JULY 13, 2007

News Release: ***07-10*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce a proposed non-brokered private placement of up to 1,852,940 units ("Common Units") at a price of $0.17 per Common Unit and up to 2,900,000 flow through units ("FT Units") at a price of $0.20 per FT Unit, for combined gross proceeds of up to $895,000.

Each Common Unit will consist of one common share, one half of one Series A common share purchase warrant and one half of one Series B common share purchase warrant. Each whole Series A common share purchase warrant (a "Series A Warrant") will entitle the holder to purchase an additional common share at a price of $0.23 for one year following closing. Each whole Series B common share purchase warrant (a "Series B Warrant") will entitle the holder to purchase an additional common share at a price of $0.40 for two years following closing. Each FT Unit will consist of one common share of Manson Creek to be issued on a flow through basis and one common share purchase warrant. Each whole common share purchase warrant (a "Series C Warrant") will entitle the holder to purchase an additional common share at a price of $0.35 if purchased in the first year following closing or at a price of $0.50 if purchased in the second year following closing.

MineralFields Group (a division of Pathway Asset Management) has agreed to purchase up to 2,500,000 FT Units for gross proceeds up to $500,000.

The Common Units and FT Units are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Manson Creek is pleased to be entering into this relationship with MineralFields Group. This is a significant milestone in the continuing growth of Manson Creek and the Company looks forward to working with MineralFields Group in developing key projects located in British Columbia and Saskatchewan.

Manson Creek's key projects for 2007 include exploration on the Black Lake uranium property, proposed diamond drilling on the Meridian gold-silver property, and sampling on the Stem uranium property.

A cash commission of up to 7.5% of the gross proceeds of the financing will be payable to eligible agents upon closing of the private placement.

Proceeds of the financing will fund a portion of the 2007 exploration program of Manson Creek and for general working capital purposes.

About MineralFields, Pathway and First Canadian Securities®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar)on competitive, effective and service-friendly terms, with investors both within, and outside of, MineralFields Group.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **JULY 13, 2007**

News Release: ***07-10*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Announces Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce a proposed non-brokered private placement of up to 1,852,940 units ("Common Units") at a price of $0.17 per Common Unit and up to 2,900,000 flow through units ("FT Units") at a price of $0.20 per FT Unit, for combined gross proceeds of up to $895,000.

Each Common Unit will consist of one common share, one half of one Series A common share purchase warrant and one half of one Series B common share purchase warrant. Each whole Series A common share purchase warrant (a "Series A Warrant") will entitle the holder to purchase an additional common share at a price of $0.23 for one year following closing. Each whole Series B common share purchase warrant (a "Series B Warrant") will entitle the holder to purchase an additional common share at a price of $0.40 for two years following closing. Each FT Unit will consist of one common share of Manson Creek to be issued on a flow through basis and one common share purchase warrant. Each whole common share purchase warrant (a "Series C Warrant") will entitle the holder to purchase an additional common share at a price of $0.35 if purchased in the first year following closing or at a price of $0.50 if purchased in the second year following closing.

MineralFields Group (a division of Pathway Asset Management) has agreed to purchase up to 2,500,000 FT Units for gross proceeds up to $500,000.

The Common Units and FT Units are to be offered on a non-brokered basis by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Manson Creek is pleased to be entering into this relationship with MineralFields Group. This is a significant milestone in the continuing growth of Manson Creek and the Company looks forward to working with MineralFields Group in developing key projects located in British Columbia and Saskatchewan.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JULY 17, 2007

News Release: ***07-11***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Drilling Underway On Black Lake Uranium Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the commencement of the diamond drill program on its Black Lake uranium property, located in northern Saskatchewan.

The 2,000 meter helicopter supported diamond drill program will test two significant target areas, the A Zone and the Charlebois Lake Zone, outlined in the Phase One program completed in May.

Drilling is in progress on the A Zone, a 200 by 250 meter area containing significant volumes of radioactive pegmatite. Outcrop grab samples have returned assay values of 0.108 to 0.589% U_3O_8. The pegmatites within this area locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo.

Once drilling is complete on the A Zone, the drill will mobilize to the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. Numerous mineralized pegmatites, identified during the Phase One work program, display widths in the order of a meter to tens of meters. Outcrop samples returned assay values of 0.001% to 0.090% U_3O_8.

The Company continues to develop the Black Lake project which it believes represents an under explored for deposit model in Canada. The Rossing uranium deposit in Namibia best exemplifies this bulk tonnage style uranium deposit. Rossing, the 5th largest uranium mine in the world, supplies 8% of the world's production

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE

JULY 17, 2007

News Release: ***07-11***

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Drilling Underway On Black Lake Uranium Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the commencement of the diamond drill program on its Black Lake uranium property, located in northern Saskatchewan.

The 2,000 meter helicopter supported diamond drill program will test two significant target areas, the A Zone and the Charlebois Lake Zone, outlined in the Phase One program completed in May.

Drilling is in progress on the A Zone, a 200 by 250 meter area containing significant volumes of radioactive pegmatite. Outcrop grab samples have returned assay values of 0.108 to 0.589% U_3O_8. The pegmatites within this area locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo.

Once drilling is complete on the A Zone, the drill will mobilize to the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. Numerous mineralized pegmatites, identified during the Phase One work program, display widths in the order of a meter to tens of meters. Outcrop samples returned assay values of 0.001% to 0.090% U_3O_8.

The Company continues to develop the Black Lake project which it believes represents an under explored for deposit model in Canada. The Rossing uranium deposit in Namibia best exemplifies this bulk tonnage style uranium deposit. Rossing, the 5th largest uranium mine in the world, supplies 8% of the world's production

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE **JULY 17, 2007**

News Release: ***07-11*** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Drilling Underway On Black Lake Uranium Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce the commencement of the diamond drill program on its Black Lake uranium property, located in northern Saskatchewan.

The 2,000 meter helicopter supported diamond drill program will test two significant target areas, the A Zone and the Charlebois Lake Zone, outlined in the Phase One program completed in May.

Drilling is in progress on the A Zone, a 200 by 250 meter area containing significant volumes of radioactive pegmatite. Outcrop grab samples have returned assay values of 0.108 to 0.589% U_3O_8. The pegmatites within this area locally contain abundant molybdenum (Mo) with assay values ranging from 0.077% to 0.302% Mo.

Once drilling is complete on the A Zone, the drill will mobilize to the Charlebois Lake Zone, a radiometric anomaly with a strike length in excess of two kilometers. Numerous mineralized pegmatites, identified during the Phase One work program, display widths in the order of a meter to tens of meters. Outcrop samples returned assay values of 0.001% to 0.090% U_3O_8.

The Company continues to develop the Black Lake project which it believes represents an under explored for deposit model in Canada. The Rossing uranium deposit in Namibia best exemplifies this bulk tonnage style uranium deposit. Rossing, the 5th largest uranium mine in the world, supplies 8% of the world's production

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director